SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)

ADSERO CORP.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

00737E 10 9
(CUSIP Number)

Melissa Tomkiel, c/o Pryor Cashman Sherman & Flynn, LLP, 410 Park Avenue, NY, NY 10022 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00737 10 9

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HBT Holdings GmbH
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%(1)
14		TYPE OF REPORTING PERSON IC
(1)	On January 31, 2007, HBT Holdings GmbH sold all of its securities of the issuer to Turbon AG. As a result, the reporting person will no longer be filing Section 13 Reports with respect to this issuer.

CUSIP No. 00737 10 9

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Holger Brueckmann - Turbon
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%(1)
14		TYPE OF REPORTING PERSON IN
(1)
On January 31, 2007, HBT Holdings GmbH, of which Mr. Turbon is the sole shareholder, sold all of its securities of the issuer to Turbon AG. As a result, the reporting person will no longer be filing Section 13 Reports with respect to this issuer.

Explanatory Note: This Schedule 13D/A amends a Schedule 13D filed on December 12, 2005 and a Schedule 13D/A filed on February 2, 2006 to reflect HBT Holdings GmbH’s sale of all its securities of the issuer to Turbon AG on January 31, 2007.

Item 1. Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”), of Adsero Corp., a Delaware corporation (the “Issuer”) and amends a Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2005 and Schedule 13D/A filed on February 2, 2006. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D previously filed with the SEC. The principal executive offices of the Issuer are located at 2101 Nobel Street, Sainte Julie, Quebec, J3E 1Z8.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of HBT Holdings GmbH and Holger Brueckmann - Turbon (each a “Reporting Person” and collectively the “Reporting Persons”).

HBT Holdings GmbH (“HBT”), an investment holding company, is a German corporation 100% owned by Holger Brueckmann - Turbon. Its principal business address is, and principal office is located at, Gockinghofstrasse 34, D-58332, Schwelm, Germany.

Holger Brueckmann - Turbon is a German citizen. His principal business address is Gockinghofstrasse 34, D-58332, Schwelm, Germany and his principal occupation is serving as a Managing Director of HBT.

During the last five years, neither Reporting Person has been convicted in a criminal proceeding, nor has either Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

N/A

Item 5. Interest in Securities of the Issuer.

(a)	As of January 31, 2007, HBT and Holger Brueckmann - Turbon own 0 shares and 0% of the Issuer’s Common Stock.

(b)	HBT and Holger Brueckmann - Turbon have no power to vote or direct the vote, or dispose or direct the disposition, of the shares of the Issuer’s Common Stock.

(c)	Except as set forth in this Item 5(c), the Reporting Persons have not effected any transaction in the Issuer’s Common Stock during the past 60 days.

Effective January 31, 2007, HBT sold 6,792,397 shares of the Issuer’s Common Stock and 2,400,000 Common Stock purchase warrants of the Issuer to Turbon AG. Each warrant is exercisable for the purchase of one share of Common Stock of the Issuer at a price of $1.25 per share during the period from issuance through and including May 3, 2008.

(d)	N/A.

(e)	N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships With the Issuer.

N/A.

Item 7. Material to be Filed as Exhibits.

1.  Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HBT Holdings GmbH

Dated: February 15, 2007	By:	/s/ Holger Brueckmann - Turbon
Holger Brueckmann - Turbon, Managing Director

/s/ Holger Brueckmann - Turbon
Holger Brueckmann - Turbon

EXHIBIT 1

SCHEDULE 13D

AGREEMENT TO FILE A JOINT STATEMENT ON SCHEDULE 13D/A

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

HBT Holdings GmbH

Dated: February 15, 2007	By:	/s/ Holger Brueckmann - Turbon
Holger Brueckmann - Turbon, Managing Director

/s/ Holger Brueckmann - Turbon
Holger Brueckmann - Turbon